Return of Capital - Main Street Income and Growth Fund

The Fund adjusts the classification of distributions to shareholders to reflect the differences between financial statement amounts and distributions determined in accordance with income tax regulations. Accordingly, during the year ended August 31, 1998, amounts have been reclassified to reflect a decrease in undistributed net investment income of $499,321, a decrease in paid-in capital of $2,822 and an increase in accumulated net realized gain of $502,143.